As filed with the Securities and Exchange Commission on December 20, 2002

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-3

APPLICATION FOR QUALIFICATION OF INDENTURE
UNDER THE TRUST INDENTURE ACT OF 1939

WICKES INC.
(Name of Applicant)

706 North Deerpath Drive
Vernon Hills, Illinois 60061
(Address of Principal Executive Offices)

Securities to be Issued Under the Indenture to be Qualified:

Title of Class	Amount

Senior Secured Notes Due 2005	Up to a maximum aggregate principal amount of $63,956,000

Approximate date of proposed public offering: December 20, 2002

James A. Hopwood
Senior Vice President and Chief Financial Officer
Wickes, Inc.
706 North Deerpath Drive
Vernon Hills, Illinois 60061

(Name and Address of Agent for Service)

With a copy to:

Ted S. Waksman, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153

The Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this Application for Qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

FORM T-3

GENERAL

ITEM 1. GENERAL INFORMATION.

     (a)  The Applicant, Wickes Inc. (the “Company”), is a corporation.

     (b)  The Company is incorporated under the laws of Delaware.

ITEM 2. SECURITIES ACT EXEMPTION APPLICABLE.

     Upon the terms set forth in an Offering Memorandum and Solicitation of Consents dated December 20, 2002, and the related Consent and Letter of Transmittal (which together constitute the “Exchange Offer”), the Company is offering to exchange its newly issued Senior Secured Notes Due 2005 (the “New Notes”) for any and all of its outstanding 11 5/8% Senior Subordinated Notes Due 2003 (the “Existing Notes”). The Company will extend the Exchange Offer to all holders of its outstanding Existing Notes. Each holder of Existing Notes that participates in the Exchange Offer will receive, for each $1,000 principal amount of Existing Notes properly tendered and not withdrawn, $1,000 principal amount of New Notes. If the Exchange Offer is completed, the New Notes will be governed by the indenture to be qualified under this Application for Qualification on Form T-3 (this “Application”).

     No tenders of the Existing Notes will be accepted before the effective date of this Application.

     The Company has not and does not currently intend to sell, directly or indirectly, securities of the same class as the New Notes at or about the same time as the Exchange Offer.

     The Company is making the Exchange Offer in reliance on Section 3(a)(9) of the Securities Act of 1933, as amended (“Securities Act”), to exempt the Exchange Offer from the registration requirements of the Securities Act. The Company has not paid or given, and will not pay or give, directly or indirectly, any commission or remuneration to any broker, dealer, salesman, agent or other person for soliciting tenders in the Exchange Offer. To the extent solicitations are undertaken by the Company’s officers and employees, such officers and employees will not receive additional compensation for making such solicitations.

     The Company has not retained a dealer-manager in connection with the Exchange Offer. The Company has engaged Dresner Investment Services, Inc. for financial advisory services in connection with the Company’s debt restructuring. The Company has also engaged Weil, Gotshal & Manges LLP for legal services in connection with the Company’s debt restructuring, HSBC Bank USA, as exchange agent, and D. F. King & Co., Inc. as information agent, in connection with the Exchange Offer.

     All of the above-mentioned advisors, consultants and agents will receive reasonable and customary fees. None of the fee arrangements are conditioned on the success of the Exchange Offer and none of such advisors, consultants and agents are authorized to solicit the exchange of Existing Notes in the Exchange Offer.

     No holder of Existing Notes has made or will be requested to make any cash payment in connection with the Exchange Offer other than the payment of any applicable taxes, in accordance with the terms of the Offering Memorandum and Letter of Transmittal.

AFFILIATIONS

ITEM 3. AFFILIATES.

     (a)  Set forth below are all subsidiaries of the Company, all of which are wholly owned by the Company.

Company	Jurisdiction of Incorporation

Lumber Trademark Company	Illinois

GLC Division, Inc.	Delaware

See Item 4 for directors and executive officers of the Company, some of whom may be deemed to be affiliates of the Company by virtue of their position, and Item 5 for owners of more than 10% of our voting securities, who may be deemed affiliates of the Company by virtue of their stock ownership.

MANAGEMENT AND CONTROL

ITEM 4. DIRECTORS AND EXECUTIVE OFFICERS.

     (a)  The following table sets forth the names of and all offices held by all current directors and executive officers of the Company. The address for each director and officer listed below is c/o Wickes Inc., 706 North Deerpath Drive, Vernon Hills, Illinois  60061.

     The directors and executive officers of the Company are as follows:

Name	Position

J. Steven Wilson	Chairman of the Board, President and Chief Executive Officer

Harry T. Carneal	Director

Albert Ernest, Jr.	Director

William H. Luers	Director

Robert E. Mulcahy III	Director

Robert T. Shaw	Director

Frederick H. Shultz	Director

Claudia B. Slacik	Director

James Detmer	Senior Vice President, Distribution

Jimmie J. Frank	Senior Vice President Merchandising and Marketing

James A. Hopwood	Senior Vice President and Chief Financial Officer

George B. Watt	Controller

ITEM 5. PRINCIPAL OWNERS OF VOTING SECURITIES.

     (a)  Presented below is certain information regarding each person known by the Company to beneficially own 10% or more of the Company’s voting securities as of May 10, 2002.

			Percentage of
			Voting Securities
Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Owned

Riverside Group, Inc.	Common Stock	2,853,943 (1)	34.5
7800 Belfort Parkway
Jacksonville, Florida 32256

J. Steven Wilson	Common Stock	2,980,943 (1)(2)	36.0
7800 Belfort Parkway
Jacksonville, Florida 32256

Stone Investments, Inc./Imagine	Common Stock	1,082,000 (3)	13.1
Investments, Inc.
8150 North Central Expressway
Suite 1901
Dallas, Texas 75206

Harry T. Carneal	Common Stock	1,082,000 (4)	13.1
8150 North Central Expressway
Suite 1901
Dallas, Texas 75206

Robert T. Shaw	Common Stock	999,000 (5)	11.9
4211 Norbourne Blvd
Louisville, Kentucky 40207

Ironwood Capital Management, LLC	Common Stock	974,000 (6)	11.8
Warren J. Isabelle
Richard L. Droster
Donald Collins
IMC/Isabelle
Small-Cap Value Fund
21 Custom House Street
Suite 240
Boston, MA 02109

(1)	Essentially all of the shares of Wickes Common Stock owned by Riverside are directly or indirectly pledged to secure indebtedness of Riverside. Mr. Wilson is the Chairman, President and Chief Executive Officer and controlling shareholder of Riverside and disclaims beneficial ownership of the Wickes Common Stock owned by Riverside in excess of his pecuniary interest in Riverside. Essentially all of the voting securities of Riverside beneficially owned by Mr. Wilson are pledged to secure indebtedness of Mr. Wilson and his affiliates and 785,173 of those shares are subject to the option whereby these shares are presently acquirable by Imagine Investments, Inc. pursuant to an option from Mr. Wilson and a corporation controlled by Mr. Wilson.

(2)	Includes 127,000 shares subject to employee stock options exercisable on March 31, 2002 or which will become exercisable within 60 days thereafter.

(3)	Imagine Investments, Inc. (“Imagine”) is a wholly-owned subsidiary of Stone Investments, Inc., which is a wholly-owned subsidiary of Stone Holdings, Inc., which is owned by entities controlled by James M. Fail. The 1,082,000 shares include 467,000 shares owned by Stone Investments, Inc. and 615,000 shares owned by Imagine.

(4)	Includes shares beneficially owned by Stone Investments, Inc. and Imagine, of which Mr. Carneal is a director and executive officer.

(5)	Includes 615,000 shares beneficially owned by Imagine, of which Mr. Shaw is president.

(6)	According to Schedule 13G dated December 31, 2001, each of these entities or persons has shared voting power as to 627,471 shares and shared dispositive power as to 974,0008 shares except IMC/Isabelle Small-Cap Value Fund, which has shared voting and investment power as to 458,471 shares.

UNDERWRITERS

ITEM 6. UNDERWRITERS.

     (a)  Within the three years prior to the date of the filing of this application, no person acted as an underwriter of any securities of the Company which were outstanding on the date of this application.

     (b)  No person is acting as principal underwriter of the securities proposed to be offered pursuant to the Indenture.

CAPITAL SECURITIES

ITEM 7. CAPITALIZATION.

     (a)  The following table sets forth certain information with respect to each authorized class of securities of the Company as of June 29, 2002.

Title of Class	Amount Authorized	Amount Outstanding

Common Stock, par value $0.01 per share	20,000,000	8,288,845
11 5/8% Senior Subordinated Notes Due 2003	$100,000,000	$63,956,000

     (b) Each share of Wickes Common Stock is entitled to one vote on all matters submitted to a vote of stockholders, including election of directors. Approval of each of the matters to be acted upon at an annual or special meeting of stockholders will require a majority of the votes represented at such meeting to be cast in favor of the matter, except (i) that directors will be elected by a plurality of the votes cast and (ii) as otherwise required by statute.

INDENTURE SECURITIES

ITEM 8. ANALYSIS OF INDENTURE PROVISIONS.

     The New Notes will be issued pursuant to the Indenture to be entered into between the Company, as issuer, and HSBC Bank USA, as trustee (the “New Indenture”). The following is an analysis of the New Indenture provisions required under Section 305(a)(2) of the Trust Indenture Act of 1939, as amended. Capitalized terms used below and not defined herein have the same meanings as in the New Indenture.

     (a)  Events of Default; Withholding of Notice of Default (Sections 6.01)

     Pursuant to the Indenture, an “Event of Default” means any one of the following events:

     (1)  the Company defaults in the payment of interest on any Securities when the same becomes due and payable and the Default continues for a period of 30 days; or

     (2)  the Company defaults in the payment of the principal amount of any Securities when the same becomes due and payable, at maturity, upon redemption or otherwise; or

     (3)  the Company fails to observe or perform any other covenant or agreement contained in the Securities, the Indenture or any Collateral Document and the Default continues for a period of 30 days after written notice thereof specifying such Default has been given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the outstanding Securities; or

     (4)  there shall be a failure to pay at the stated maturity (giving effect to any extensions thereof) the principal amount of any Indebtedness of the Company or any Subsidiary of the Company, or the acceleration of the stated maturity of any such Indebtedness (which acceleration is not rescinded, annulled or otherwise cured within 10 days of receipt by the Company of notice of any such acceleration), if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated maturity or which has been accelerated, aggregates $5,000,000 or more at any time; or

     (5)  one or more judgments in an aggregate amount in excess of $5,000,000 (which are not covered by insurance as to which the insurer has not disclaimed coverage) shall have been rendered against the Company or any of its Subsidiaries and such judgments remain undischarged or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable; or

     (6)  the Company or any Subsidiary (A) admits in writing its inability to pay its debts generally as they become due, (B) commences a voluntary case or proceeding under any Bankruptcy Law with respect to itself, (C) consents to the entry of a judgment, decree or order for relief against it in an involuntary case or proceeding under any Bankruptcy Law, (D) consents to the appointment of a Custodian of it or for substantially all of its property, (E) consents to or acquiesces in the institution of a bankruptcy or an insolvency proceeding against it, (F) makes a general assignment for the benefit of its creditors, or (G) takes any corporate action to authorize or effect any of the foregoing; or

     (7)  a court of competent jurisdiction enters a judgment, decree or order for relief in respect of the Company or any Subsidiary in an involuntary case or proceeding under any Bankruptcy Law, which shall (A) approve as properly filed a petition seeking reorganization, arrangement, adjustment or composition in respect of the Company or any Subsidiary, (B) appoint a Custodian of the Company or any Subsidiary or for substantially all of its property or (C) order the winding-up or liquidation of its affairs; and such judgment, decree or order shall remain unstayed and in effect for a period of 60 consecutive days.

     (b)  Authentication and Delivery of the Securities and Application of Proceeds (Section 2.2)

     The Trustee shall authenticate up to $63,956,000 aggregate principal amount of the Securities, upon a written order of the Company. The Trustee may appoint an authenticating agent acceptable to the Company to authenticate the Securities.

     A Security shall not be valid until authenticated by the manual signature of the Trustee and the signature shall be conclusive evidence that the Security has been authenticated under the Indenture. The Security will also be signed by an officer of the Company.

     There will be no cash proceeds from the issuance of the Securities.

     (c)  Release or Release and Substitution of Collateral Subject to the Lien of the Indenture (Section 9.03)

          (1) Subject to subsections (b), (c) and (d) of Section 9.03 of the Indenture, Collateral may be released from the Lien and security interest created by the Indenture and the Collateral Documents at any time or from time to time upon the request of the Company pursuant to an Officers’ Certificate certifying that all terms for release and conditions precedent hereunder and under the applicable Collateral Document have been met and specifying (A) the identity of the Collateral to be released and (B) the provision of the Indenture or the Intercreditor Agreement which authorizes such release. The Trustee shall release, and, if the Trustee is not also serving as the Collateral Agent and/or Mortgage Trustee, shall give any necessary consent, waiver or instruction to the Collateral Agent or the Mortgage Trustee, as the case may be, to release (at the sole cost and expense of the Company) (i) all Collateral that is contributed, sold, leased, conveyed, transferred or otherwise disposed of; provided, such contribution, sale, lease, conveyance, transfer or other distribution is or will be in accordance with the provisions of the Indenture, including, without limitation, the requirement that the Net Cash Proceeds, if any, from such contribution, sale, lease, conveyance, transfer or other distribution are or will be applied in accordance with the Indenture and that no Default or Event of Default has occurred and is continuing or would occur immediately following such release; (ii) Collateral which may be released with the consent of Holders pursuant to Article Ten hereof; (iii) any Collateral which is required to be released by the Intercreditor Agreement; (iv) all Collateral upon discharge or defeasance of the Indenture in accordance with Article Eight hereof; and (v) all Collateral upon the payment in full of all obligations of the Company with respect to the Securities. Upon receipt of such Officers’ Certificate, an Opinion of Counsel stating that all conditions precedent hereunder and under the applicable Collateral Documents for such release have been met and any other opinions or certificates required by the Indenture and the TIA, the Trustee, Mortgage Trustee or Collateral Agent, as applicable, shall execute, deliver or acknowledge any necessary or proper instruments of termination, satisfaction or release to evidence the release of any Collateral permitted to be released pursuant to the Indenture and the Collateral Documents.

          (2) No Collateral shall be released from the Lien and security interest created by the Collateral Documents pursuant to the provisions of the Collateral Documents unless there shall have been delivered to the Trustee the certificates required by Section 9.03 of the Indenture.

          (3) The Trustee may release Collateral from the Lien and security interest created by the Indenture and the Collateral Documents upon the sale or disposition of Collateral pursuant to the Trustee’s powers, rights and duties with respect to remedies provided under any of the Collateral Documents. In addition, the Trustee shall release Collateral from the Lien and security interest created by the Indenture and the Collateral Documents in accordance with and as required by the Intercreditor Agreement.

          (4) The release of any Collateral from the terms of the Indenture and the Collateral Documents shall not be deemed to impair the security under the Indenture in contravention of the provisions hereof if and to the extent the Collateral is released pursuant to the terms hereof. To the extent applicable, the Company shall cause TIA Section 313(b), relating to reports, and TIA Section 314(d), relating to the release of property or securities from the Lien and security interest of the Collateral Documents and relating to the substitution therefor of any property or securities to be subjected to the Lien and security interest of the Collateral Documents to be complied with. Any certificate or opinion required by TIA Section 314(d) may be made by an Officer of the Company except in cases where TIA Section 314(d) requires that such certificate or opinion be made by an independent Person, which Person shall be an independent appraiser or other expert selected or approved by the Company in the exercise of reasonable care. Notwithstanding anything to the contrary contained in the Indenture, the Company shall not be required to comply with all or any portion of TIA Section 314(d) if it determines, in good faith based on advice of counsel, that under the terms of TIA Section 314(d) and/or any interpretation or guidance as to the meaning thereof of the SEC or its staff including “no action” letters or exemptive orders, all or any portion of TIA Section 314(d) is inapplicable to one or a series of released Collateral.

     (d)  Satisfaction and Discharge of Indenture (Section 8.01)

     Upon written request of the Corporation, the Indenture shall cease to be of further effect (except that the Company’s obligations under Sections 7.07, 8.05 and 8.06 of the Indenture shall survive the effect of Article Eight of the Indenture) when all outstanding Securities theretofore authenticated and issued have been delivered to the Trustee for cancellation and the Company has paid all sums payable by it hereunder.

     In addition, at the Company’s option, either (a) the Company shall be deemed to have been Discharged (as defined below) from its obligations with respect to the Securities 90 days after the applicable conditions set forth below have been satisfied or (b) the Company shall cease to be under any obligation to comply with any term, provision or condition set forth in Sections 4.04, 4.08 and 5.01 of the Indenture 90 days after the applicable conditions set forth below have been satisfied:

(i) The Company shall have deposited or caused to be deposited irrevocably with the Trustee as trust funds in trust, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of the Securities (i) money in an amount, or (ii) U.S. Legal Tender or U.S. Government Obligations (as defined below) which through the payment of interest and principal in respect thereof in accordance with their terms will provide, not later than one business day before the due date of any payment, money in an amount, or (iii) a combination of (i) and (ii), sufficient, in the opinion (with respect to (i) and (ii)) of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge each installment of principal of and interest on the outstanding Securities on the dates such installments of interest or principal are due; provided that no deposits made pursuant to Section 8.01 of the Indenture shall cause the Trustee to have a conflicting interest as defined in and for purposes of the TIA; provided, further, that no such deposit shall result in the Company, the Trustee or the trust becoming or being deemed to be an “investment company” under the Investment Company Act of 1940.

(ii) No Event of Default or Default with respect to the Securities shall have occurred and be continuing on the date of such deposit;

(iii) The Company shall have delivered to the Trustee an Opinion of Counsel to the Company to the effect that (i) the funds will not be subject to any rights of any other holders of Indebtedness of the Company, and (ii) after the 91st day following the deposit, the funds so deposited will not be subject to the effect of any applicable Bankruptcy Law; provided, however, that if a court were to rule under any such law in any case or proceeding that the funds remained property of the Company, no opinion needs to be given as to the effect of such laws on the funds except the following: (A) assuming such funds remained in the Trustee’s possession prior to such court ruling to the extent not paid to Holders of Securities, the Trustee will hold, for the benefit of the Holders of Securities, a valid and enforceable security interest in such funds that is not avoidable in bankruptcy or otherwise, subject only to principles of equitable subordination, (B) the Holders of Securities will be entitled to receive adequate protection of their interests in such funds if such funds are used, and (C) no property, rights in property or other interests granted to the Trustee or the Holders of Securities in exchange for or with respect to any of such funds will be subject to any prior rights of any other Person, subject only to prior Liens granted under Section 364 of Title 11 of the U.S. Bankruptcy Code (or any Section of any other Bankruptcy Law having the same effect), but still subject to the foregoing clause (B), (iii) all conditions precedent to the Discharge pursuant to Section 8.01 of the Indenture have been complied with, together with an Officers’ Certificate to such effect;

(iv) The Company shall have paid or duly provided for payment of all amounts then due to the Trustee pursuant to Section 7.07 of the Indenture; and

(v) No such deposit will result in a Default under the Indenture or a breach or violation of, or constitute a default under, any other instrument or agreement (including, without limitation, the Revolving Loan) to which the Company or any of its subsidiaries is a party or by which it or its property is bound.

     Notwithstanding the foregoing, the Opinion of Counsel required by clause (i) of paragraph 3 above need not be delivered if all Securities not theretofore delivered to the Trustee for cancellation (i) have become due and payable, (ii) will become due and payable on the Maturity Date within one year, or (iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of expense, of the Company.

     “Discharged” means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by, and obligations under, the Securities and to have satisfied all the obligations under the Indenture relating to the Securities (and the Trustee, at the expense of the Company, shall execute proper instruments acknowledging the same), except (i) the rights of the Holders of Securities to receive, from the trust fund described in clause (1) above, payment of the principal of and the interest on such Securities when such payments are due, (ii) the Company’s obligations with respect to the Securities under Sections 2.03, 2.04, 2.05, 2.06, 2.07, 7.07, 7.08 of the Indenture and (iii) the rights, powers, trusts, duties and immunities of the Trustee hereunder.

     (e)  Evidence of Compliance with Conditions and Covenants (Section 4.07)

     (1)  The Company shall deliver to the Trustee, within 120 days after the end of the Company’s fiscal year, an Officers’ Certificate stating that a review of its activities and the activities of its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether it has kept, observed, performed and fulfilled its obligations under the Indenture and further stating, as to each such Officer signing such certificate, that to the best of his knowledge the Company during such preceding fiscal year has kept, observed, performed and fulfilled each and every such covenant and no Default or Event of Default occurred during such year and at the date of such certificate there is no Default or Event of Default that has occurred and is continuing or, if such signers do know of such Default or Event of Default, the certificate shall describe the Default or Event of Default and its status with particularity. The Officers’ Certificate shall also notify the Trustee should the Company elect to change the manner in which it fixes its fiscal year end.

     (2)  The annual financial statements delivered pursuant to Section 4.09 of the Indenture shall be accompanied by a written report of the Company’s independent accountants (who shall be a firm of established national reputation reasonably satisfactory to the Trustee) that in conducting their audit of such financial statements nothing has come to their attention that would lead them to believe that the Company has violated any provisions of Article 4, 5 or 6 of the Indenture insofar as they relate to accounting matters or, if any such violation has occurred, specifying the nature and period of existence thereof, it being understood that such accountants shall not be liable directly or indirectly to any Person for any failure to obtain knowledge of any such violation.

     (3)  (i) If any Default or Event of Default has occurred and is continuing, (ii) if any Holder seeks to exercise any remedy hereunder with respect to a claimed default under the Indenture or the Securities or (iii) if the trustee for or the holder of any other evidence of Indebtedness of the Company or any Subsidiary seeks to exercise any remedy with respect to a claimed default, the Company shall deliver to the Trustee by registered or certified mail or by telegram, telex or facsimile transmission followed by hard copy by registered or certified mail an Officers’ Certificate specifying such event, notice or other action within five Business Days of its becoming aware of such occurrence.

ITEM 9. OTHER OBLIGORS.

     There is no other obligor on the New Notes other than the Company.

Contents of Application for Qualification. This Application for Qualification comprises:

(a)	Pages numbered 1 to 12, consecutively (including an attached Exhibit Index).

(b)	The statement of eligibility and qualification of the trustee under the indenture to be qualified.

(c)	The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee:

Exhibit T3A	(1) Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-1 (Commission File No. 2-67334)).

(2) First Amendment to Second Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.01 to the Company’s Quarterly Report on Form 10-Q for the period ended June 1994).

(3) Second Amendment to Second Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of the Company’s Quarterly Report on Form 10-Q for the period ended June 1997).

Exhibit T3B	Bylaws of Company (incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the year ended December 25, 1993).

Exhibit T3C*	Form of Indenture between Company and the Trustee.

Exhibit T3D	Not Applicable.

Exhibit T3E-1*	Offering Memorandum and Solicitation of Consents, dated as of December 20, 2002.

Exhibit T3E-2*	Consent and Letter of Transmittal, dated December 20, 2002.

Exhibit T3E-3*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 20, 2002.

Exhibit T3E-4*	Letter to Clients, dated December 20, 2002.

Exhibit T3E-5*	Notice of Guaranteed Delivery, dated December 20, 2002.

Exhibit T3F*	Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C).

Exhibit T3G*	Statement of eligibility and qualification of the Trustee on Form T-1.

*	Filed herewith.

SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, Wickes Inc., a corporation organized and existing under the laws of Delaware has duly caused this Application for Qualification to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Vernon Hills, and State of Illinois, on the 20th day of December, 2002.

WICKES INC.

By: /s/ JAMES A. HOPWOOD Name: James A. Hopwood Title: Senior Vice President and Chief Financial Officer

Attest: Name: Title:	/s/ DAROLD WEIDMAN Darold Weidman Assistant Secretary

Exhibit Index

Exhibit No.	Description

Exhibit T3A	(1) Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-1 (Commission File No. 2-67334)).

(2) First Amendment to Second Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.01 to the Company’s Quarterly Report on Form 10-Q for the period ended June 1994).

(3) Second Amendment to Second Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of the Company’s Quarterly Report on Form 10-Q for the period ended June 1997).

Exhibit T3B	Bylaws of Company (incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the year ended December 25, 1993).

Exhibit T3C*	Form of Indenture between Company and the Trustee.

Exhibit T3D	Not Applicable.

Exhibit T3E-1*	Offering Memorandum and Solicitation of Consents, dated as of December 20, 2002.

Exhibit T3E-2*	Consent and Letter of Transmittal, dated December 20, 2002.

Exhibit T3E-3*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 20, 2002.

Exhibit T3E-4*	Letter to Clients, dated December 20, 2002.

Exhibit T3E-5*	Notice of Guaranteed Delivery, dated December 20, 2002.

Exhibit T3F*	Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C).

Exhibit T3G*	Statement of eligibility and qualification of the Trustee on Form T-1.

           * Filed herewith.